082-03822

APELLA RESOURCES INC.

Apella Resources Inc.

[redacted]

08003324

News Release

SUPPL

RECEIVED 2008 JUN 18 P 12:26 OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

LAC DORE VANADIUM-TITANIUM-IRON PROJECT

PROCESSED JUN 20 2008 THOMSON REUTERS

SITE INSPECTION UNDERWAY

Vancouver, BC – Wednesday, June 11th, 2008, 11:30a.m. PDT

Apella Resources Inc. (TSX.V Symbol – "APA"; Frankfurt Symbol – "NWN"), and its Board of Directors are pleased to announce that the physical inspection by the Quebec Ministry of Mines (Ministere des Ressources naturelles et de la Faune) of the staking of certain disputed mineral claims staked by the Company and a competitor in and around the Lac Dore Vanadium Deposit situated near Chibougamau, Quebec has commenced. The disputed claims were staked by Apella and a competitor, Mr. Rejean Pickard, on August 21, 2007. Apella has already succeeded in confirming its title to 36 of the 57 mineral claims staked by it at Lac Dore. Apella has now been advised by the Quebec Ministry of Mines (Ministere des Ressources naturelles et de la Faune) that 9 of the 21 claims staked on August 21st, 2007 and applied for by Mr. Pickard over the same ground as ground staked by Apella have now been rejected as the competitor's staking did not meet the standards set out in the Quebec Mining Act. Apella has been advised that the physical inspection currently underway only involves the remaining 12 claims under dispute.

The Lac Dore Vanadium Deposit was originally discovered by the Government du Quebec in the 1960's and subsequently placed under the control of Societe generale de financement du Quebec (SGF) and its wholly owned subsidiary SOQUEM, Inc. in 1998. The Lac Dore deposit is reportedly the second largest vanadium deposit in the world containing approximately 5.5 billion lbs of Vanadium (V2O5). The disputed claims include a number of claims that cover the Lac Dore Vanadium Deposit. Apella cautions readers that the numbers and quotes pertaining to reserves are historical and pre-NI 43-101 in nature and are derived from sources outside of Apella.

The disputed claims are being physically inspected by a team of inspectors from the Quebec Ministry of Mines who are now on site. Since the dispute arose in the fall of 2007, Mr. Pickard has been represented by and has given the Quebec government corporation, SOQUEM, Inc. full power and authority by way of a Power of Attorney to act on his behalf in this dispute. Apella welcomes the inspection as the Company looks forward to securing its rightful ownership to all of the Lac Dore claims it has applied for, that have not already been awarded to the Company. The assessment of the claims will be made on a claim-by-claim basis to ensure compliance with the various requirements set out in the Quebec Mining Act. Apella is confident that the quality of its staking endeavours was above reproach and met the highest professional standards.

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com

6/18

Should Apella can gain confirmation of title of the remaining Lac Dore claims the Company will set out a series of milestones for further development, production and sales contracts for the exploitation of the vanadium products that could be possibly be derived from future operations.

In the mean time Apella is pleased to advise that it is proceeding with its ongoing plans for its Iron-T Vanadium-Titanium-Iron Project situated just outside the town of Matagami, Quebec.

Apella Resources has spent the past 14 years and millions of dollars exploring and developing projects in Quebec. It is committed to exploration and development in Quebec and highly values its excellent relations with all Government bodies involved in the mining industry. The Company looks forward to contributing even further to the prosperity of the Chibougamau and Matagami regions as it continues to explore and develop hundreds of mineral claims it already owns. The Company will continue to advise its stakeholders and shareholders of the details pertaining to these very important events as information becomes available.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C. Exemption 12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com

END